Exhibit 21.1

Subsidiaries of NewAmsterdam Pharma Company N.V.

Legal Name	Jurisdiction of Incorporation

Frazier Lifesciences Acquisition Corporation	Delaware

NewAmsterdam Pharma Holding B.V.	Netherlands

NewAmsterdam Pharma B.V.	Netherlands

NewAmsterdam Pharma Corporation	Delaware